UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO
RULE 13A-16 OR 15D-16 UNDER THE SECURITIES
EXCHANGE ACT OF 1934

For the month of May 2014

Commission File Number:  001-16601

FRONTLINE LTD.
(Translation of registrant's name into English)

Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 to this Report on Form 6-K are the unaudited condensed consolidated interim financial statements and related Management’s Discussion and Analysis of Financial Condition and Results of Operations of Frontline Ltd. (the “Company”) for the three months ended March 31, 2014.

This Report on Form 6-K is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-185193), declared effective by the Securities and Exchange Commission on February 11, 2013.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRONTLINE LTD. (registrant)

Dated: May 28, 2014	By:	/s/ Inger M. Klemp
Name: Inger M. Klemp
Title: Principal Financial Officer

EXHIBIT 1

FRONTLINE LTD.

As used herein, "we," "us," "our", "Frontline" and "the Company" all refer to Frontline Ltd.. This management's discussion and analysis of financial condition and results of operations should be read together with the discussion included in the Company's Annual Report on Form 20-F for the fiscal year ended December 31, 2013.

Management's Discussion and Analysis of Financial Condition and Results of Operations for the Three Months Ended March 31, 2014

General

Frontline Ltd. (the "Company" or "Frontline") is an international shipping company incorporated in Bermuda as an exempted company under the Bermuda Companies Law of 1981 on June 12, 1992. Up to February 2013, the Company was engaged primarily in the operation of oil tankers and oil/bulk/ore, or OBO carriers, which were configured to carry dry cargo. The Company owns and leases these vessels. As of December 31, 2012, all of the Company's OBO capital lease assets have been disposed of except for one OBO capital lease asset which was terminated in March 2013. The Company operates oil tankers of two sizes: VLCCs, which are between 200,000 and 320,000 dwt, and Suezmax tankers, which are vessels between 120,000 and 170,000 dwt. The Company operates through subsidiaries and partnerships located in the Bahamas, Bermuda, the Cayman Islands, India, the Philippines, the Isle of Man, Liberia, Norway, the United Kingdom and Singapore. The Company is also involved in the charter, purchase and sale of vessels.

The Company's Ordinary Shares are listed on the New York Stock Exchange, the Oslo Stock Exchange and the London Stock Exchange under the symbol of "FRO".

In October 2003, the Company established Ship Finance International Limited ("Ship Finance") in Bermuda. Through transactions executed in January 2004, the Company transferred to Ship Finance ownership of 46 vessel-owning entities each owning one vessel and its corresponding financing, and one entity owning an option to acquire a VLCC. The Company then leased these vessels back on long-term charters. Between May 2004 and March 2007, the Company distributed all of its shareholding in Ship Finance to its shareholders except for 73,383 shares, which represents 0.01% of Ship Finance's total shares.

In February 2008, the Company spun off 17.53% of its holding in its subsidiary Independent Tankers Corporation Limited ("ITCL") to Frontline shareholders in conjunction with the listing of ITCL on the Norwegian over-the-counter ("NOTC") market.

The Company completed a restructuring of its business in December 2011. The restructuring included the sale of 15 wholly-owned special purpose companies ("SPCs"), which together owned five VLCC newbuilding contracts, six VLCCs, including one on time charter, and four Suezmax tankers to Frontline 2012 Limited ("Frontline 2012"). The sale of these SPCs resulted in a loss of $307.0 million, which was recorded in 2011. In addition, the Company obtained agreements with its major counterparts whereby the gross charter payment commitment under existing chartering arrangements on 32 vessels was reduced.

As of March 31, 2014, our tanker fleet consisted of 32 vessels, including eight vessels owned through our majority-owned subsidiary, ITCL, comprised of 22 VLCCs and 10 Suezmax tankers, which were either owned or chartered in. We also had two Suezmax newbuildings on order, six VLCCs and six Suezmax tankers under commercial management.

Results of Operations

Amounts included in the following discussion are derived from our unaudited condensed consolidated financial statements for the three months ended March 31, 2014 and March 31, 2013.

Total operating revenues and voyage expenses and commissions

	Three months ended March 31,
(in thousands of $)	2014	2013
Time charter revenues	3,277	7,841
Bare boat charter revenues	5,068	7,607
Voyage charter revenues	153,655	104,397
Other income	7,998	6,058
Total operating revenues	169,998	125,903

Voyage expenses and commissions	80,701	70,150

Time charter revenues decreased in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 primarily due to the following reasons:

•
A decrease of $3.6 million due to the redelivery of one VLCC from time charter in September 2013. This vessel was chartered-in by the Company and the long term charter party was terminated in November 2013.

•	A decrease of $0.9 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

Bareboat charter revenues decreased by $2.5 million in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 due to the termination of the bareboat charters on two VLCCs in March 2013 and March 2014.

Voyage charter revenues increased in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 primarily due to the following reasons:

•	An increase of $30.0 million due to an increase in market rates.

•	An increase of $16.9 million due to a decrease in off-hire and waiting days.

•	An increase of $4.7 million due to the redelivery of one Suezmax tanker from time charter.

•	An increase of $3.6 million due to the redelivery of two VLCCs from bareboat charters in March 2013 and March 2014.

These factors were partially offset by:

•	One VLCC and one Suezmax tanker which were chartered-in, were redelivered by the Company in May 2013 and February 2013, respectively, resulting in a decrease in revenues of $6.0 million.

The increase in other income in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 is primarily due to an increase in income earned from the commercial management of related party and third party vessels and an increase in administrative revenues derived from related parties and third parties.

Voyage expenses and commissions increased in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 primarily due to the following reasons:

•	An increase of $11.8 million in costs due to the reduction in off-hire and waiting days, plus additional commissions as a result of higher market rates.

•	An increase of $3.2 million due to the redelivery of one Suezmax tanker from time charter in June 2013.

•	An increase of $1.8 million due to the redelivery of two VLCCs from bareboat charters in March 2013 and March 2014, one of which was sold in March 2014.

These factors were partially offset by:

•	The redelivery of one VLCC and one Suezmax tanker chartered in under capital leases, resulting in a decrease in voyage expenses of $3.5 million.

•	The redelivery of one VLCC chartered in under operating lease, resulting in a decrease in voyage expenses of $2.6 million.

Gain from sale of assets and amortization of deferred gains

	Three months ended March 31,
(in thousands of $)	2014	2013
Net gain on lease terminations	—	7,410
Loss on sale of assets	(15,727)	—
Amortization of deferred gains	—	1,801
	(15,727)	9,211

The loss on sale of assets in the three months ended March 31, 2014 is attributable to the sale of the Ulysses (ex Phoenix Voyager) in March 2014.

The net gain on lease terminations in the three months ended March 31, 2013 comprises a gain of $7.6 million resulting from the termination of the long-term charter party for the Edinburgh (ex Titan Aries) and a loss of $0.2 million resulting from the termination of the long-term charter party for the Front Pride.

The amortization of deferred gains in the three months ended March 31, 2013 represents the amortization of the deferred gains resulting from the sales and lease backs of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle).

Ship operating expenses

	Three months ended March 31,
(in thousands of $)	2014	2013
VLCC	17,969	20,917
Suezmax	5,083	5,960
Total ship operating expenses	23,052	26,877

Ship operating expenses are the direct costs associated with running a vessel and include crew costs, vessel supplies, repairs and maintenance, dry dockings, lubricating oils and insurance.

VLCC operating costs decreased in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 primarily due to the following reasons:

•	A decrease in dry docking costs of $1.7 million due to the drydocking of two vessel in 2014 compared to three vessels in 2013.

•	A decrease of $1.6 million due to the termination of the long term charter parties in November 2013 of two double hull vessels, which had been chartered-in.

•	A decrease of $0.9 million due to the redelivery of two single hull vessels chartered in under operating lease

These factors were partially offset by an increase of $1.1 million due to the redelivery to the Company of two VLCCs chartered out on bareboat contracts

Suezmax operating costs decreased in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 primarily due to the following reasons:

•	The redelivery of one vessel chartered in under capital lease, resulting in a decrease of $0.4 million.

•	A $0.3 million reduction in dry docking costs as no vessels were dry docked in 2014 compared to one in 2013.

Contingent rental expense (income)

	Three months ended March 31,
(in thousands of $)	2014	2013
Contingent rental expense (income)	13,023	(302)

The contingent rental expense (income) represents amounts accrued following changes to certain charter parties. In December 2011, the Company and Ship Finance agreed to a rate reduction of $6,500 per day for all vessels leased from Ship Finance under long-term leases for a four year period that commenced on January 1, 2012. The Company compensates Ship Finance with 100% of any difference between the renegotiated rates and the average vessel earnings up to the original contract rates. In December 2011, the Company also agreed to a rate reduction on four vessels leased from German KG companies whereby the Company will pay a reduced rate and an additional amount dependent on the actual index rate.

In the three months ended March 31, 2014 the contingent rental expense relating to the four vessels leased from German KG companies and the Ship Finance vessels was $1.3 million and $11.7 million, respectively. In the three months ended March 31, 2013, there was a claw back (i.e income) of $0.3 million relating to the four vessels leased from German KG companies and the contingent rental expense relating to the Ship Finance vessels was nil.

Charter hire expense

	Three months ended March 31,
(in thousands of $)	2014	2013
Charter hire expense	—	3,973

The charter hire expense in the three months ended March 31, 2013 was attributable to one double-hull VLCC. This agreement was terminated in May 2013.

Administrative expenses

	Three months ended March 31,
(in thousands of $)	2014	2013
Administrative expenses	9,070	8,431

Administrative expenses have increased in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 primarily due to an increase ship management expenses incurred on behalf of related parties.

Depreciation

	Three months ended March 31,
(in thousands of $)	2014	2013
Depreciation	22,846	26,112

Depreciation expense has decreased in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 primarily due to the redelivery of two VLCCs, chartered in under capital leases, in November 2013.

Interest income

	Three months ended March 31,
(in thousands of $)	2014	2013
Interest income	7	33

Interest income in the three months ended March 31, 2014 and March 31, 2013 relates solely to interest received on bank deposits.

Interest expense

	Three months ended March 31,
(in thousands of $)	2014	2013
Interest expense	(21,565)	(22,618)

Interest expense decreased in the three months ended March 31, 2014 as compared to the three months ended March 31, 2013 primarily due to the following reasons:

•
Finance lease interest expense decreased by $2.0 million due the redelivery of two VLCC, chartered in under capital leases, in November 2013. Furthermore, finance lease interest decreased by $0.7 million due to the reduction of lease obligations as a result of payments made during 2013.

These factors were partially offset by:

•	A $1.4 million increase as a result of the interest charged on the notes payable to Ship Finance, which were issued following the early termination of the leases on Front Champion and Golden Victory.

•	An increase in loan interest expense of $0.6 million as a result of the of the amortization of the debt discount on the 7.84% First Preferred Mortgage Term Notes

Share of results from associated companies

	Three months ended March 31,
(in thousands of $)	2014	2013
Share of results from associated companies	562	4,681

As of March 31, 2014, the Company accounted for four investees (March 31, 2013: four investees) under the equity method.

The Company recognized a gain of $5.2 million in the first quarter of 2013 on the dilution of its ownership in Frontline 2012 from 7.9% to 6.3% following the private placement by Frontline 2012 in January 2013. In the first quarter of 2014 the gains solely relate to earnings and losses of associated companies, of which $0.8 million relates to Frontline 2012.

Mark to market loss on derivatives

	Three months ended March 31,
(in thousands of $)	2014	2013
Mark to market loss on derivatives	—	(585)

The mark to market loss on derivatives in 2013 relates to the Company's trading in freight forward agreements ("FFAs"). The Company ceased trading FFAs in March 2013.

Other non-operating items

	Three months ended March 31,
(in thousands of $)	2014	2013
Other non-operating items	306	282

Other non-operating items net in the three months ended March 31, 2014 and March 31, 2013 primarily relate to the of amortization of deferred gains.

Net loss attributable to noncontrolling interest

	Three months ended March 31,
(in thousands of $)	2014	2013
Net loss attributable to noncontrolling interest	3,127	280

Net loss attributable to noncontrolling interest represents the noncontrolling interest's 17.53% interest in the loss of ITCL in the relevant period.

Net loss from discontinued operations

	Three months ended March 31,
(in thousands of $)	2014	2013
Net loss from discontinued operations	—	(549)

The net loss in the three months ended March 31, 2013 relates to the Front Guider and includes a loss on the termination of the lease in March 2013 of $0.8 million.

Liquidity and Capital Resources

Net cash provided by operating activities was $21.2 million in the three months ended March 31, 2014 compared with net cash used in operating activities of $28.6 million in the three months March 31, 2013. No contingent rental expense was paid in the three months ended March 31, 2014 compared with $52.2 million in the three months ended March 31, 2013. The Company's reliance on the spot market contributes to fluctuations in cash flows from operating activities as a result of its exposure to highly cyclical tanker rates. Any increase or decrease in the average time charter equivalent ("TCE") rates earned by the Company's vessels in periods subsequent to March 31, 2014 compared with the actual TCE rates achieved during the three months ended March 31, 2014, will have a positive or negative comparative impact, respectively, on the amount of cash provided by operating activities. The Company's cash position increased from $53.8 million to $111.2 million during the three months ended March 31, 2014.

The Company estimates average total cash cost break even rates for the remainder of 2014 on a TCE basis for its VLCCs and Suezmax tankers of approximately $25,200 and $17,800, respectively. These are the daily rates our vessels must earn to cover budgeted operating costs, estimated interest expense, bare boat hire and corporate overhead costs in 2014. These rates do not take into account capital expenditures and the ITCL vessels. TCE rates are the sum of time charter, voyage charter and bareboat charter revenues, less voyage expenses. The average daily TCEs earned in the spot and period market in the three months ended March 31, 2014 by the Company's VLCCs and Suezmax tankers were $32,700 and $27,700, respectively,

As of March 31, 2014 and December 31, 2013, we had cash and cash equivalents of $111.2 million and $53.8 million, respectively. As of March 31, 2014 and December 31, 2013, we had restricted cash of $74.9 million and $ 68.4 million, respectively. Restricted cash balances at March 31, 2014 and December 31, 2013 include $74.1 million and $66.2 million, respectively, held by ITCL and these balances contribute to our total short and medium term liquidity as they are used to fund payment of certain loans and lease payments, which would otherwise be paid out of our cash balances and may also be used to fund the operating expenses of certain vessels in accordance with contractual arrangements.

The Company issued 8,829,063 new ordinary shares under its ATM program during the three months ended March 31, 2014, generating net proceeds of $40.6 million.

In March 2014, a subsidiary of ITCL entered into an agreement to sell the VLCC Ulysses to an unrelated third party and the vessel was delivered to the buyer on March 11, 2014. This transaction is cash neutral to the Company as the related debt is non-recourse to the Company and related cash is restricted.

As of March 31, 2014, the Company was committed to make newbuilding installments of $87.9 million for its two Suezmax newbuildings with expected payment of $81.7 million in 2014. In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date will be allocated to the new vessels. The first vessel was delivered on May 19, 2014 following payment of the final installment of $41.5 million from cash and the second vessel is expected to be delivered in September 2014. The Company is committed to making payments of $41.5 million as of the date of this report with expected payment in September 2014. The Company expects to partly finance these payments with bank debt that it intends to arrange.

As of March 31, 2014, the Company had total debt and lease obligations, excluding non-recourse debt in ITCL, of $1,044 million comprised of $718 million in capital lease obligations to Ship Finance, $76 million in notes payable to Ship Finance, $60 million in capital lease obligations to German KGs and $190 million in convertible bond loan. A full repayment of this debt is, to a large extent, dependent on a sustained improvement in tanker rates going forward. In the event that cash flow from operations does not enable the Company to satisfy short term or medium to long term liquidity requirements, the Company will have to consider alternatives, such as raising equity or selling assets, establish new loans or refinance existing arrangements. If no additional equity can be raised, assets sold, new loans established or existing arrangements refinanced, there is a risk that the Company will not have sufficient cash to repay the existing $190 million convertible bond loan at maturity in April 2015. Such a situation might force a restructuring of the Company, including modifications of charter lease obligations and debt agreements.

The balance sheet has been strengthened after March 31, 2014 from the raising of $6.3 million in new equity in April 2014. The Board is actively monitoring the situation and looking into opportunities to restructure the balance sheet and further improve the Company's financial position.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

Matters discussed in this report constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, underlying assumptions and other statements, which are other than statements of historical facts.
We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement pursuant to this safe harbor legislation. This report and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words “believe,” “anticipate,” “intend,” “estimate,” “forecast,” “project,” “plan,” “potential,” “may,” “should,” “expect” and similar expressions identify forward-looking statements.
The forward-looking statements in this report are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.
In addition to these important factors and matters discussed elsewhere herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include:

•	the strength of world economies;

•	our ability to generate cash to service our indebtedness;

•	our ability to continue to satisfy our covenants, or obtain waivers relating to such covenants from our lenders;

•	our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities;

•	our counterparties' ability or willingness to honor their obligations under agreements with us;

•	fluctuations in currencies and interest rates;

•	general market conditions including fluctuations in charter hire rates and vessel values;

•	changes in supply and generally the number, size and form of providers of goods and services in the markets in which we operate;

•	changes in demand in the markets in which we operate;

•	changes in demand resulting from changes in the Organization of the Petroleum Exporting Countries' petroleum production levels and world-wide oil consumption and storage;

•	developments regarding the technologies relating to oil exploration;

•	changes in market demand in countries which import commodities and finished goods and changes in the amount and location of the production of those commodities and finished goods;

•	increased inspection procedures and more restrictive import and export controls;

•	the imposition of sanctions by the Office of Foreign Assets Control of he Department of the U.S. Treasury or pursuant to other applicable laws or regulations against us or any of our subsidiaries;

•	changes in our operating expenses, including bunker prices, dry docking and insurance costs;

•	performance of our charterers and other counterparties with whom we deal;

•	timely delivery of vessels under construction within the contracted price;

•	changes in governmental rules and regulations or actions taken by regulatory authorities;

•	potential liability from pending or future litigation;

•	general domestic and international political conditions;

•	potential disruption of shipping routes due to accidents;

•	piracy or political events; and

•
other important factors described under the heading "Risk Factors" in our annual report on Form 20-F for the year ended December 31, 2013, as well as those described from time to time in the reports filed by us with the Commission.

This report may contain assumptions, expectations, projections, intentions and beliefs about future events. These statements are intended as forward-looking statements. We may also from time to time make forward-looking statements in other periodic reports that we will file with the Commission, in other information sent to our security holders, and in other written materials. We caution that assumptions, expectations, projections, intentions and beliefs about future events may and often do vary from actual results and the differences can be material.
We undertake no obligation to publicly update or revise any forward-looking statement contained in this report, whether as a result of new information, future events or otherwise, except as required by law. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this report might not occur, and our actual results could differ materially from those anticipated in these forward-looking statements.

FRONTLINE LTD.
INDEX TO UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Frontline Ltd.
Condensed Consolidated Statements of Operations for the three months ended March 31, 2014 and March 31, 2013 (unaudited)
(in thousands of $, except per share data)

	Three months ended March 31,
	2014	2013
Operating revenues
Time charter revenues	3,277	7,841
Bareboat charter revenues	5,068	7,607
Voyage charter revenues	153,655	104,397
Other income	7,998	6,058
Total operating revenues	169,998	125,903
(Loss) gain from sale of assets and amortization of deferred gains	(15,727)	9,211
Voyages expenses and commissions	80,701	70,150
Contingent rental expense (income)	13,023	(302)
Ship operating expenses	23,052	26,877
Charter hire expense	—	3,973
Administrative expenses	9,070	8,431
Depreciation	22,846	26,112
Total operating expenses	148,692	135,241
Net operating income (loss)	5,579	(127)
Other income (expenses)
Interest income	7	33
Interest expenses	(21,565)	(22,618)
Share of results from associated companies	562	4,681
Foreign currency exchange loss	(31)	(55)
Mark to market loss on derivatives	—	(585)
Other non-operating items	306	282
Net other expenses	(20,721)	(18,262)
Net loss before income taxes and noncontrolling interest	(15,142)	(18,389)
Income tax expense	(70)	(97)
Net loss from continuing operations	(15,212)	(18,486)
Net loss from discontinued operations	—	(549)
Net loss	(15,212)	(19,035)
Net loss attributable to noncontrolling interest	3,127	280
Net loss attributable to Frontline Ltd.	(12,085)	(18,755)

Basic and diluted loss per share from continuing operations, excluding loss attributable to noncontrolling interest ($)	(0.13)	(0.23)
Basic and diluted loss per share from discontinued operations ($)	—	(0.01)
Basic and diluted loss per share attributable to Frontline Ltd. ($)	(0.13)	(0.24)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Comprehensive Loss for the three months ended March 31, 2014 and March 31, 2013 (unaudited)
(in thousands of $)

	Three months ended March 31,
	2014	2013
Comprehensive loss
Net loss	(15,212)	(19,035)
Unrealized gain from marketable securities	269	95
Foreign currency translation gain (loss)	25	(104)
Other comprehensive income (loss)	294	(9)
Comprehensive loss	(14,918)	(19,044)

Comprehensive loss attributable to stockholders of Frontline Ltd.	(11,791)	(18,764)
Comprehensive loss attributable to noncontrolling interest	(3,127)	(280)
	(14,918)	(19,044)

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Balance Sheets as of March 31, 2014 and December 31, 2013 (unaudited)
(in thousands of $)

	2014	2013
ASSETS
Current assets
Cash and cash equivalents	111,229	53,759
Restricted cash and investments	74,868	68,363
Marketable securities	3,873	3,479
Trade accounts receivable, net	18,895	11,828
Related party receivables	10,977	9,487
Other receivables	13,911	16,180
Inventories	47,894	44,532
Voyages in progress	38,982	46,112
Prepaid expenses and accrued income	7,489	3,858
Investment in finance lease	2,665	2,555
Total current assets	330,783	260,153
Long term assets
Newbuildings	30,277	29,668
Vessels and equipment, net	219,390	264,804
Vessels and equipment under capital lease, net	686,404	704,808
Investment in unconsolidated subsidiaries and associated companies	58,547	58,658
Deferred charges	561	695
Investment in finance lease	48,119	48,819
Total assets	1,374,081	1,367,605

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current portion of long-term debt	58,806	22,706
Current portion of obligations under capital leases	47,639	46,930
Related party payables	22,496	11,419
Trade accounts payable	10,587	13,302
Accrued expenses	31,648	33,401
Deferred charter revenue	100	98
Other current liabilities	2,479	2,916
Total current liabilities	173,755	130,772
Long-term debt	388,652	436,372
Related party payables	71,279	72,598
Obligations under capital leases	730,148	742,418
Deferred gains on sales of vessels	970	1,288
Other long-term liabilities	2,450	2,208
Total liabilities	1,367,254	1,385,656
Commitments and contingencies
Equity
Share capital (95,340,776 shares, par value $1.00 (December 31, 2013; 86,511,713 shares, par value $1.00))	95,341	86,512

Additional paid in capital	180,952	149,985
Contributed surplus	474,129	474,129
Accumulated other comprehensive loss	(3,009)	(3,303)
Retained deficit	(746,360)	(734,275)
Total equity attributable to Frontline Ltd.	1,053	(26,952)
Noncontrolling interest	5,774	8,901
Total equity	6,827	(18,051)
Total liabilities and equity	1,374,081	1,367,605

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Cash Flows for the three months ended March 31, 2014 and March 31, 2013 (unaudited)
(in thousands of $)

	2014	2013

Net cash provided by (used in) operating activities	21,152	(28,648)

Change in restricted cash	(6,505)	16,410
Additions to newbuildings, vessels and equipment	(541)	(722)
Finance lease payments received	591	498
Proceeds from sale of vessels and equipment	27,164	10,515
Net investment in associated companies	673	(5,509)
Net cash provided by investing activities	21,382	21,192

Net proceeds from issuance of shares	40,557	—
Repayment of long-term debt	(12,185)	(5,694)
Lease termination payments	—	(2,072)
Repayment of capital leases	(11,561)	(12,886)
Repayment of related party loan note	(1,875)	—
Net cash provided by (used in) financing activities	14,936	(20,652)

Net change in cash and cash equivalents	57,470	(28,108)
Cash and cash equivalents at start of period	53,759	137,603
Cash and cash equivalents at end of period	111,229	109,495

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Condensed Consolidated Statements of Changes in Equity for the three months ended March 31, 2014 and March 31, 2013 (unaudited)
(in thousands of $, except number of shares)

	2014	2013
Number of share outstanding
Balance at beginning of period	86,511,713	77,858,502
Shares issued	8,829,063	—
Balance at end of the period	95,340,776	77,858,502

Share capital
Balance at beginning of period	86,512	194,646
Shares issued	8,829	—
Balance at end of the period	95,341	194,646

Additional Paid In Capital
Balance at beginning of the period	149,985	821
Stock option expense	37	90
Shares issued	30,930	—
Balance at end of the period	180,952	911

Contributed Surplus
Balance at beginning and end of the period	474,129	474,129

Accumulated Other Comprehensive Loss
Balance at beginning of the period	(3,303)	(4,155)
Other comprehensive income (loss)	294	(9)
Balance at end of the period	(3,009)	(4,164)

Retained Deficit
Balance at beginning of the period	(734,275)	(545,766)
Net loss	(12,085)	(18,755)
Balance at end of the period	(746,360)	(564,521)

Total equity attributable to Frontline Ltd.	1,053	101,001

Noncontrolling Interest
Balance at beginning of the period	8,901	11,474
Net loss	(3,127)	(280)
Balance at end of the period	5,774	11,194

Total Equity	6,827	112,195

The accompanying notes are an integral part of these unaudited condensed consolidated financial statements.

Frontline Ltd.
Notes to the Unaudited Condensed Consolidated Financial Statements

1. INTERIM FINANCIAL DATA

The unaudited condensed interim financial statements of Frontline Ltd. (“Frontline” or the “Company”) have been prepared on the same basis as the Company’s audited financial statements and, in the opinion of management, include all material adjustments, consisting only of normal recurring adjustments considered necessary for a fair statement of the Company's financial statements, in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). The accompanying unaudited condensed interim financial statements should be read in conjunction with the annual financial statements and notes included in the Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on March 21, 2014. The condensed consolidated balance sheet data as of March 31, 2014 and December 31, 2013 does not include all the disclosures required by US GAAP. The results of operations for the interim period ended March 31, 2014 are not necessarily indicative of the results for the entire year ending December 31, 2014.

2. ACCOUNTING POLICIES

Basis of accounting
The condensed consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States. The condensed consolidated financial statements include the assets and liabilities of the Company and its subsidiaries and certain variable interest entities in which the Company is deemed to be the primary beneficiary. All inter company balances and transactions have been eliminated on consolidation.

The condensed consolidated financial statements are prepared in accordance with the accounting policies, which are described in the Company's Annual Report on Form 20-F for the year ended December 31, 2013.

The Company has revised its consolidated statement of cash flows for the three months ended March 31, 2013 to correct the classification of cash flows related to lease termination payments. This revision has resulted in an increase in net cash provided by investing activities of $2.1 million and a corresponding increase in net cash used in financing activities. This revision does not impact the Company’s previously reported net change in cash and cash equivalents and does not impact the Company’s consolidated balance sheets or consolidated statements of operations.

3. DISCONTINUED OPERATIONS

The Company has determined that an individual vessel within a vessel class is not a component (as defined by accounting standards) as the Company does not believe that the operations of an individual vessel can be clearly distinguished. Generally, the Company believes that all of the vessels in a vessel class represent a component as defined for the purpose of discontinued operations and will present the operations of a vessel class as discontinued when all of those vessels either meet the criteria for held for sale or are sold. Following the termination of the lease on the Front Guider, the last of the Company's OBO carriers, the results of the OBO carriers have been recorded as discontinued operations.

The results of Front Guider are recorded as discontinued operations in the three months ended March 31, 2013. Amounts recorded in respect of discontinued operations in the three months ended March 31, 2014 and March 31, 2013 are as follows;

	Three months ended March 31,
(in thousands of $)	2014	2013
Operating revenues	—	2,100
Loss on lease termination	—	(847)
Net loss	—	(549)

4. EARNINGS PER SHARE

The computation of basic EPS is based on the weighted average number of shares outstanding during the period and net loss. The assumed exercise of stock options using the treasury stock method was anti-dilutive for all periods presented as the exercise price was higher than the share price at March 31, 2014 and March 31, 2013. The convertible bonds using the if-converted method were anti dilutive for both periods presented and, therefore, 5,197,406 shares (March 31, 2013: 5,881,275 shares) were excluded from the denominator in the diluted EPS calculation.

The components of the numerator for the calculation of basic EPS and diluted EPS for net loss from continuing operations, net loss from discontinued operations and net loss attributable to Frontline Ltd. are as follows:

	Three months ended March 31,
(in thousands of $)	2014	2013
Net loss from continuing operations, excluding loss attributable to noncontrolling interest	(12,085)	(18,206)
Net loss from discontinued operations	—	(549)
Net loss attributable to Frontline Ltd.	(12,085)	(18,755)

The components of the denominator for the calculation of basic EPS and diluted EPS are as follows:

	Three months ended March 31,
	2014	2013
Weighted average number of ordinary shares (000s)	92,797	77,859

5. GAIN ON SALE OF ASSETS AND AMORTIZATION OF DEFERRED GAINS

Gain on sale of assets and amortization of deferred gains in the three months ended March 31, 2014 and March 31, 2013 is summarized as follows:

	Three months ended March 31,
(in thousands of $)	2014	2013
Net gain on lease terminations	—	7,410
Loss on sale of assets	(15,727)	—
Amortization of deferred gains	—	1,801
	(15,727)	9,211

The loss on sale of assets in the three months ended March 31, 2014 is attributable to the sale of the Ulysses (ex Phoenix Voyager) in March 2014.

The net gain on lease terminations in the three months ended March 31, 2013 comprises a gain of $7.6 million resulting from the termination of the long-term charter party for the Edinburgh (ex Titan Aries) and a loss of $0.2 million resulting from the termination of the long-term charter party for the Front Pride.

The amortization of deferred gains in the three months ended March 31, 2013 represents the amortization of the deferred gains resulting from the sales and lease backs of the Front Shanghai (renamed Gulf Eyadah) and the Front Eagle (renamed DHT Eagle).

6. EQUITY METHOD INVESTMENTS

In January 2013, the Company sold its 50% shareholding in Orion Tankers Ltd for book value of $241,000.

In January 2013, the Company paid $6.0 million for 1,143,000 shares in a private placement by Frontline 2012 of 59 million new ordinary shares at a subscription price of $5.25 per share. Following the private placement, the Company's ownership in Frontline 2012 was reduced from 7.9% to 6.3%. The Company recognized a gain on the dilution of its ownership of $5.2 million in the first quarter in “share of results from associated companies”.

In September 2013, Frontline 2012 completed a private placement of 34.1 million new ordinary shares of $2.00 par value at a subscription price of $6.60. The Company did not participate in this private placement and its ownership decreased from 6.3% to 5.4%.

In March 2014, the Frontline 2012 purchased 1,130,662 of its own shares and recorded these shares as treasury shares. This increased the Company's ownership in Frontline 2012 from 5.4% to 5.43%.

7. DEBT

The conversion price of the Company's convertible bonds at March 31, 2014 and December 31, 2013 was $36.5567.

Assets pledged

(in thousands of $)	2014	2013
Vessels, net, held in ITCL	218,068	263,367
Restricted cash and investments	74,144	66,249

Vessels, net, held in ITCL comprises $39.9 million (2013: $82.3 million) relating to the 8.04% First Preferred Mortgage Term Notes in the Golden State companies and $178.2 million (2013: $181.1 million) relating to the 7.84% First Preferred Mortgage Term Notes in the Windsor companies.

Restricted cash and investments comprises $53.7 million (2013: $36.8 million) relating to the 8.04% First Preferred Mortgage Term Notes in the Golden State companies, $19.6 million (2013: $28.6 million) relating to the 7.84% First Preferred Mortgage Term Notes in the Windsor companies and $0.8 million (2013: $0.8 million) relating to the 8.52% First Preferred Mortgage Term Notes in the CalPetro companies.

8. SHARE CAPITAL

The Company issued 8,829,063 new ordinary shares under its ATM program in the three months ended March 31, 2014 and had an issued share capital at March 31, 2014 of $95,340,776 divided into 95,340,776 ordinary shares (December 31, 2013: $86,511,713 divided into 86,511,713 ordinary shares).

9. FINANCIAL INSTRUMENTS

Foreign currency risk
The majority of the Company's transactions, assets and liabilities are denominated in U.S. dollars, the functional currency of the Company. The functional currencies of certain of the Company's subsidiaries are Sterling, Singapore dollars and Norwegian kroner and risks of two kinds arise as a result:

•	a transaction risk, that is, the risk that currency fluctuations will have a negative effect on the value of the Company's cash flows;

•
a translation risk, that is, the impact of adverse currency fluctuations in the translation of foreign operations and foreign assets and liabilities into U.S. dollars for the Company's consolidated financial statements.

Accordingly, such risk may have an adverse effect on the Company's financial condition and results of operations. The Company has not entered into derivative contracts for either transaction or translation risk.

Forward freight agreements
During the three months ended March 31, 2013, the Company entered into forward freight agreements for speculative purposes. As of March 31, 2014, the Company had no contracts outstanding (December 31, 2013: no contracts). The Company recorded a loss on forward freight agreements of $0.6 million in the three months ended March 31, 2013, which is included in "Mark to market loss on derivatives".

Fair Values
The carrying value and estimated fair value of the Company's financial assets and liabilities as of March 31, 2014 and December 31, 2013 are as follows:

	2014		2013
(in thousands of $)	Carrying Value	Fair Value	Carrying Value	Fair Value
Assets:
Cash and cash equivalents	111,229	111,229	53,759	53,759
Restricted cash and investments	74,868	74,868	68,363	68,363
Marketable securities	3,873	3,873	3,479	3,479
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	257,458	218,923	269,078	200,077
4.5% Convertible Bond	190,000	172,900	190,000	140,315

The estimated fair value of financial assets and liabilities at March 31, 2014 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	111,229	111,229	—	—
Restricted cash and investments	74,868	74,868	—	—
Marketable securities	3,873	3,873	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	218,923	—	218,923	—
4.5% Convertible Bond	172,900	—	172,900	—

The estimated fair value of financial assets and liabilities at December 31, 2013 are as follows:

(in thousands of $)	Fair Value	Level 1	Level 2	Level 3
Assets:
Cash and cash equivalents	53,759	53,759	—	—
Restricted cash and investments	68,363	68,363	—	—
Marketable securities	3,479	3,479	—	—
Liabilities:
7.84% to 8.04% First Preferred Mortgage Term Notes	200,077	—	200,077	—
4.5% Convertible Bond	140,315	—	140,315	—

The following methods and assumptions were used to estimate the fair value of each class of financial asset and liability:

Cash and cash equivalents – the carrying values in the balance sheet approximate their fair value.

Restricted cash and investments – the carrying values in the balance sheet approximate their fair value.

Marketable securities – the fair values are based on quoted market prices.

First Preferred Mortgage Term Notes – the fair values are based on the market price achieved in the last significant trading of the notes, adjusted for movements in the fixed income markets up to the period end (level two per ASC Topic 820).

Convertible Bond – quoted market prices are not available, however the bonds are traded "over the counter" and the fair value of bonds is based on the market price on offer at the balance sheet date.

Concentrations of risk
There is a concentration of credit risk with respect to cash and cash equivalents to the extent that substantially all of the amounts are carried with Skandinaviska Enskilda Banken, or SEB, The Bank of New York, DnB Bank ASA and Nordea Bank Norge, or Nordea. There is a concentration of credit risk with respect to restricted cash to the extent that substantially all of the amounts are carried with SEB, Nordea and The Bank of New York. However, the Company believes this risk is remote.

10. RELATED PARTY TRANSACTIONS

The majority of the Company's leased vessels are leased from Ship Finance and Ship Finance is entitled to a profit share of the Company's earnings on these vessels under a Charter Ancillary Agreement. A summary of leasing transactions with Ship Finance during the three months ended March 31, 2014 and March 31, 2013 is as follows:

	Three months ended March 31,
(in thousands of $)	2014	2013
Charter hire paid (principal and interest) - continuing operations	31,486	36,759
Charter hire paid (principal and interest) - discontinued operations	—	434
Lease termination payments - income - continuing operations	—	5,685
Contingent rental expense - continuing operations	11,700	—
Remaining lease obligation	718,258	860,600

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party for the Suezmax tanker Front Pride and the charter party terminated on February 15, 2013. The Company made a compensation payment to Ship Finance of $2.1 million in March 2013 for the early termination of the charter and recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

A summary of net amounts earned (incurred) from related parties, excluding Ship Finance lease related transactions above, during the three months ended March 31, 2014 and March 31, 2013 is as follows:

	Three months ended March 31,
(in thousands of $)	2014	2013
Seatankers Management Co. Ltd	540	265
Golar LNG Limited	477	530
Golar LNG Partners LP	65	35
Ship Finance International Limited	1,285	1,347
Golden Ocean Group Limited	899	773
Frontline 2012 Ltd	2,582	1,640
Bryggegata AS	(506)	(383)
Arcadia Petroleum Limited	190	2,814
Seadrill Limited	458	325
North Atlantic Drilling Limited	130	15
Archer Limited	141	99
Deep Sea Supply Plc	48	11
Aktiv Kapital ASA	—	6
CalPetro Tankers (Bahamas I) Limited	14	13
CalPetro Tankers (Bahamas II) Limited	14	13
CalPetro Tankers (IOM) Limited	14	13

Net amounts earned from other related parties comprise charter hire, office rental income, technical and commercial management fees, newbuilding supervision fees, freights, corporate and administrative services income and interest income. Amounts paid to related parties comprise primarily rental for office space.

A summary of balances due from related parties as at March 31, 2014 and December 31, 2013 is as follows:

(in thousands of $)	2014	2013
Ship Finance International Limited	1,873	2,272
Seatankers Management Co. Ltd	371	394
Archer Limited	144	8
Golar LNG Limited	1,190	942
Northern Offshire Ltd	13	13
Golden Ocean Group Limited	395	1,219
Seadrill Limited	1,434	1,478
North Atlantic Drilling Limited	268	75
Frontline 2012 Ltd	4,828	2,860
CalPetro Tankers (Bahamas I) Limited	27	14
CalPetro Tankers (Bahamas II) Limited	27	14
CalPetro Tankers (IOM) Limited	27	14
Deep Sea Supply Plc	16	4
Aktiv Kapital Ltd	—	6
Arcadia Petroleum Limited	364	174
	10,977	9,487
A summary of balances due to related parties as at March 31, 2014 and December 31, 2013 is as follows:

(in thousands of $)	2014	2013
Ship Finance International Limited	(18,726)	(8,528)
Seatankers Management Co. Ltd	(859)	(506)
Golar LNG Limited	(124)	(155)
Golden Ocean Group Limited	(762)	(1,047)
Seadrill Limited	(159)	—
Frontline 2012 Ltd	(1,866)	(1,183)
	(22,496)	(11,419)

The long term related party balance payable of $71.3 million (December 31, 2013: $72.6 million) is the long term portion of the $76.7 million loan note due to Ship Finance and is the remaining termination fee payable for the Front Champion and Golden Victory. $5.4 million (December 31, 2013: $6.0 million) has been recorded as a short term related party balance payable. The loan note is being repaid using similar repayment terms to the original lease and incurs interest at 7.254%. Interest expense of $1.4 million has been recorded in the three months ended March 31, 2014.

11. DISPOSAL OF ASSETS

In December 2012, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the OBO carrier Front Guider. The Company recorded a loss on the termination of the lease of $0.8 million in the first quarter of 2013 in results from discontinued operations.

In January 2013, the Company terminated the charter party for the single hull VLCC Titan Aries (now renamed Edinburgh) and recognized a gain of $7.6 million in the first quarter of 2013.

In February 2013, the Company agreed with Ship Finance to terminate the long term charter party between the companies for the Suezmax tanker, Front Pride, and Ship Finance simultaneously sold the vessel. The termination of the charter party took place on February 15, 2013 and the Company recorded a loss on the termination of the lease of $0.2 million in the first quarter of 2013.

In March 2014, the Company sold the VLCC Ulysses (ex-Phoenix Voyager) to an unrelated third party and recorded a loss of $15.7 million in the first quarter of 2014

12. COMMITMENTS AND CONTINGENCIES

The Company insures the legal liability risks for its shipping activities with Assuranceforeningen SKULD and Assuranceforeningen Gard Gjensidig, both mutual protection and indemnity associations. As a member of these mutual associations, the Company is subject to calls payable to the associations based on the Company's claims record in addition to the claims records of all other members of the associations. A contingent liability exists to the extent that the claims records of the members of the associations in the aggregate show significant deterioration, which result in additional calls on the members.

Following the termination of the Company's P&I insurance relationship with Britannia Steam Ship Insurance Association Limited ("Britannia"), SEB issued a guarantee in April 2013 to Britannia at the Company's request in respect of possible claims on certain ships for any of the insurance years 2009/10, 2010/11, 2011/12 and 2012/13 up to a maximum aggregate liability of $0.4 million. The Company has placed $0.4 million into a restricted bank account at SEB as support for the guarantee. The guarantee expires on December 31, 2015.

As of March 31, 2014, the Company had four (December 31, 2012: four) vessels that were sold by the Company at various times during the period from November 1998 to December 31, 2003, and leased back on charters that have initial periods ranging from eight to twelve and a half years including options on the lessor's side to extend the charters for periods that range up to five years. These charters are accounted for as capital leases and the lessor has options to put each of these vessels on the Company at the end of the lease terms on December 31, 2015. The total amount that the Company would be required to pay under these put options is $36 million (December 31, 2012: $36 million).

As of March 31, 2014, Chevron charters three vessels on long-term bare boat charters and holds options to purchase each vessel for $1 per vessel on April 1, 2015.

As of March 31, 2014, the Company was committed to make newbuilding installments of $87.9 million with expected payment of $87.9 million in 2014.

As part of the Company's restructuring in December 2011, Frontline 2012 has agreed to fully reimburse and indemnify the Company for all payments made under any guarantees issued by the Company to the shipyard in connection with five VLCC newbuilding contracts acquired from the Company and to reimburse the Company for all costs incurred in connection with these guarantees. Three of the five contracts have been canceled by Frontline 2012 and Frontline 2012 has received reimbursement of installments paid and accrued interest. The remaining two contracts have been canceled by Frontline 2012 and are in arbitration. The Company has not recorded any liability in respect of these guarantees as the Company does not believe that it will be required to make any payments in relation to them.

The Company is a party, as plaintiff or defendant, to several lawsuits in various jurisdictions for demurrage, damages, off-hire and other claims and commercial disputes arising from the operation of its vessels, in the ordinary course of business or in connection with its acquisition activities.  The Company believes that the resolution of such claims will not have a material adverse effect, individually or in aggregate, on the Company's operations or financial condition.

13. SUBSEQUENT EVENTS

In April 2014, the Company agreed with Rongsheng shipyard to swap its two Suezmax newbuildings on order with two similar Suezmax vessels from the same shipyard at a lower contract price. Installments paid to date will be allocated to the new vessels. The first vessel was delivered on May 19, 2014 following payment of the final installment of $41.5 million and the second vessel is expected to be delivered in September 2014. The Company is committed to making payments of $41.5 million as of the date of this report with expected payment in September 2014.

The Company issued 1,635,589 new shares under the ATM program during April 2014. 96,976,365 ordinary shares were outstanding as of the date of this report.